Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of U.S. Gold Corp. on Form S-1 of our report dated July 13, 2020, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the consolidated financial statements of U.S. Gold Corp. as of April 30, 2020 and for the year ended April 30, 2020 appearing in the Annual Report on Form 10-K of U.S. Gold Corp. for the year ended April 30, 2020. We also consent to the reference to our firm under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Marcum llp

Marcum llp

New York, NY

February 16, 2021